UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment no.__)

                       Lipman Electronic Engineering Ltd.
                       ----------------------------------
                                (Name of Issuer)

                   Ordinary Shares, par value NIS 1 per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                   M6772H101
                                   ---------
                                 (CUSIP Number)

                                December 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]    Rule 13d-1(b)

 [ ]    Rule 13d-1(c)

 [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No.  M6772H101                        13G      Page 2 of 5 Pages



  1   Name of Reporting Person:  Line Trust Corporation Limited
      I.R.S. Identification No. of above person (entities only): N/A


  2   Check the Appropriate Box if a Member of a Group (See Instructions):(a)[ ]
                                                                          (b)[X]

  3   SEC Use Only

  4   Citizenship or Place of Organization:   Gibraltar

Number of         5   Sole Voting Power:        2,580,000 Ordinary Shares
Shares
Beneficially      6   Shared Voting Power:                 --
Owned by
Each              7   Sole Dispositive Power:   2,580,000 Ordinary Shares
Reporting Person
With              8   Shared Dispositive Power:            --

  9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                       2,580,000 Ordinary Shares


  10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                         (See Instructions): [ ]


  11  Percent of Class Represented by Amount in Row (9):  9.06%


  12  Type of Reporting Person (See Instructions):        OO

  --------------

                                                               Page 3 of 5 Pages
Item 1.

     (a)  Name of Issuer: Lipman Electronic Engineering Ltd.
          --------------

     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------
          11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel

Item 2.

     (a)  Name of Person Filing: Line Trust Corporation Limited
          ---------------------

     (b)  Address of Principal  Business  Office or, if none,  Residence:
          --------------------------------------------------------------
          57-63 Line Wall Road Gibraltar

     (c)  Citizenship: Gibraltar
          -----------

     (d)  Title of Class of  Securities:  Ordinary  Shares,  par value 1 NIS per
          -----------------------------   share

     (e)  CUSIP Number: M6772H101
          ------------

Item 3.  Not applicable.

Item 4.  Ownership

     (a)  Amount beneficially owned: 2,580,000 Ordinary Shares.
          -------------------------

     (b)  Percent of class: 9.06%
          ----------------

     (c)  Number of shares as to which such person has:
          --------------------------------------------

          (i)  Sole  power to vote or to  direct  the vote:  2,580,000  Ordinary
               -------------------------------------------   Shares.

          (ii) Shared power to vote or to direct the vote: -
               ------------------------------------------

          (iii)Sole power to dispose or to direct the disposition of:
               -----------------------------------------------------
                                        2,580,000 Ordinary Shares of the Issuer.

          (iv) Shared power to dispose or to direct the disposition of: -
               -------------------------------------------------------

                                                               Page 4 of 5 Pages



Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Line Trust Corporation Limited is the trustee of Zand Trust of Gibraltar, a discretionary, irrevocable trust under Gibraltar law. Zand Trust of Gibralter is the beneficial owner of 2,580,000 Ordinary Shares of Lipman Electronic Engineering Ltd., through Zand International Limited, a Panama company, wholly owned by Zand Trust of Gibraltar.

          Line Trust Corporation Limited, as trustee, holds the effective power to vote and dispose of the 2,580,000 Ordinary Shares of Lipman Electronic Engineering Ltd.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

                                                               Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 18, 2005



                                            /s/Raquel Moss
                                            --------------
                                            Raquel Moss
                                            Director
                                            For and on behalf of
                                            Line Trust Corporation Limited
                                            As trustees for The Zand Trust